VOYA PRIME RATE TRUST

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, Arizona 85258-2034

June 22, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Patrick F. Scott

Re:                             Voya Prime Rate Trust (the “Trust”)
Registration Statement on Form N-2
File Numbers: 333-224417; 811-05410

File Numbers: 333-224419, 811-05410

Dear Mr. Scott:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Trust respectfully requests that the effectiveness of the above-referenced registration statement (the “Registration Statement”) on Form N-2 be accelerated to June 29, 2018, or as soon thereafter as practicable. The Trust is aware of its obligations under the Securities Act.

Please call Kathleen M. Nichols of Ropes & Gray LLP at (617) 854-2418 as soon as the Registration Statement has been declared effective.

Very truly yours,

VOYA PRIME RATE TRUST

/s/ Todd Modic
Todd Modic
Senior Vice President
Voya Prime Rate Trust

VOYA INVESTMENTS DISTRIBUTOR, LLC

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, Arizona 85258-2034

June 22, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Patrick F. Scott

Re:                             Voya Prime Rate Trust (the “Trust”)
Registration Statement on Form N-2
File Numbers: 333-224417; 811-05410

File Numbers: 333-224419, 811-05410

Dear Mr. Scott:

The undersigned, as distributor of the above-captioned Trust, hereby joins in the Trust’s request that the effectiveness of the above-referenced registration statement on Form N-2 be accelerated to June 29, 2018, or as soon thereafter as practicable. The distributor is aware of its obligations under the Securities Act of 1933, as amended.

Very truly yours,

VOYA INVESTMENTS DISTRIBUTOR, LLC

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Secretary
Voya Investments Distributor, LLC